Exhibit (a)(1)(G)

FORM OF REMINDER EMAIL TO ELIGIBLE HOLDERS

REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

From:	Intercept Pharmaceuticals, Inc.
Subject:	Intercept Pharmaceuticals, Inc. Offer to Exchange Eligible Options for New Options Remains Open

As an eligible participant in the Intercept Pharmaceuticals, Inc. (“Intercept,” “we,” “us” or “our”) Offer to Exchange Eligible Options for New Options (the “Exchange Offer”), we are pleased to inform you that the exchange is still open and you have time to make an election until the Exchange Offer expires at 11:59 p.m., Eastern Daylight Time, on Friday, September 17, 2021 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the Expiration Time shall refer to any such extended date and time.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Intercept recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents, which are available via the “Document Library” within the exchange election site, on our website at https://ir.interceptpharma.com/financial-information/sec-filings, or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer documents. Our inclusion of website links in this notice does not incorporate them by reference into the Exchange Offer.